UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment #1)*

SIGNATURE LEISURE, INC.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

826698 10 2
(CUSIP Number)

Stephen W. Carnes
1180 Spring Centre South Blvd., Suite 310
Altamonte Springs, Florida 32714
(407) 970-8460
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1)g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Schedule 13D - Stephen W. Carnes

CUSIP # 826698 10 2

1. Names of reporting persons. IRS identification nos. of above persons (entities only).

Stephen W. Carnes

2. Check the appropriate box if a member of a group.
(a)
(b)

3. SEC Use Only

4. Source of Funds

PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

7. Sole Voting Power

21,679,960

8. Shared Voting Power

0

9. Sole Dispositive Power

21,679,960

10. Shared Dispositive Power

0

11. Aggregate Amount Beneficially Owned By Each Reporting Person

21,679,960

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

61%

14. Type of Reporting Person

IN

Schedule 13D - Stephen W. Carnes

Item 1. Security and Issuer

Common stock, .001 par value, of Signature Leisure, Inc. which has its principal offices at, 1180 Spring Centre South Blvd., Suite 310,
Altamonte Springs, Florida 32714.

Item 2. Identity and Background

(A) Stephen W. Carnes
(B) 1180 Spring Centre South Blvd., Suite 310, Altamonte Springs, Florida 32714
(C) President and Director of Signature Leisure, Inc. (formerly, Valde Connections, Inc.)
1180 Spring Centre South Blvd., Suite 310, Altamonte Springs, Florida 32714
(D) During the past five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(E) During the past five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibition or mandating activities subject to Federal or State Securities laws or finding any violations with respect to such laws.
(F) U.S. Citizenship

Item 3. Source and Amount of Funds or Other Consideration

The source of all funds for purchases was from personal funds of the reporting person.

The amount of funds used for the purchases was $5,000.

Item 4. Purpose of the Transaction

Stephen W. Carnes, President and Director of Signature Leisure, Inc. (formerly, Valde Connections, Inc.) has acquired an additional 1,000,000 shares of the securities of that company. Such acquisition of additional securities was through a private transaction with Valdemar Castro, a shareholder of Signature Leisure, Inc. The purpose of the transaction by Stephen W. Carnes with Valdemar Castro was to increase the individual share holdings of Stephen W. Carnes.

Item 5. Interest in Securities of the Issuer

(A) 21,679,960 shares, constituting 61% of the outstanding common stock of the issuer.
(B) Items 7, 8, 9, and 10 of the second part of the cover page are hereby incorporated by reference.
(C) Stephen W. Carnes made the following transaction with Valdemar Castro:
On August 13, 2003, Stephen W. Carnes, President and Director of Signature
Leisure, Inc. (formerly, Valde Connections, Inc.) did purchase, through the use of personal funds, 1,000,000 shares of common stock of Signature Leisure, Inc. from
Valdemar Castro, a shareholder of Signature Leisure, Inc. Such purchase of common stock has increased the number of shares of Signature Leisure, Inc. common stock owned by Stephen W. Carnes from 20,679,960 to 21,679,960.

Item 6. Contracts, Arrangements, Understandings or Relationship to Securities of the Issuer

Stephen W. Carnes has no contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

None.

Schedule 13D - Stephen W. Carnes

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2003
Date
\s\ Stephen W. Carnes
Signature	Stephen W. Carnes
An Individual